UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

PharmaCyte Biotech, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

717512X203

(CUSIP Number)

RICHARD ABBE

IROQUOIS CAPITAL MANAGEMENT, LLC

2 Overhill Road, Suite 400

Scarsdale, New York 10583

(212) 974-3070

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 21, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON

Iroquois Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,190,421 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,190,421 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,190,421 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%*
14	TYPE OF REPORTING PERSON

CO

* The Series A and Common Stock Warrants held by certain of the Reporting Persons (collectively, the “Warrants”) are subject to a 4.99% blocker and the percentage set forth in row (13) gives effect to such blocker. However, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

2

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON

Iroquois Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,190,421 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,190,421 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,190,421 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%*
14	TYPE OF REPORTING PERSON

OO

* The Series A and Common Stock Warrants held by certain of the Reporting Persons (collectively, the “Warrants”) are subject to a 4.99% blocker and the percentage set forth in row (13) gives effect to such blocker. However, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

3

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON

Iroquois Capital Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		68,370 shares of Common Stock 84,000 shares of Common Stock issuable upon exercise of Warrants*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

68,370 shares of Common Stock 84,000 shares of Common Stock issuable upon exercise of Warrants*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

68,370 shares of Common Stock 84,000 shares of Common Stock issuable upon exercise of Warrants*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%*
14	TYPE OF REPORTING PERSON

OO

* The Series A and Common Stock Warrants held by certain of the Reporting Persons (collectively, the “Warrants”) are subject to a 4.99% blocker and the percentage set forth in row (13) gives effect to such blocker. However, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

4

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON

Richard Abbe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		68,370 shares of Common Stock 84,000 shares of Common Stock issuable upon exercise of Warrants*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,190,421 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*
PERSON WITH	9	SOLE DISPOSITIVE POWER

68,370 shares of Common Stock 84,000 shares of Common Stock issuable upon exercise of Warrants*
	10	SHARED DISPOSITIVE POWER

1,190,421 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,258,791 shares of Common Stock 280,000 shares of Common Stock issuable upon exercise of Warrants*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%*
14	TYPE OF REPORTING PERSON

IN

* The Series A and Common Stock Warrants held by certain of the Reporting Persons (collectively, the “Warrants”) are subject to a 4.99% blocker and the percentage set forth in row (13) gives effect to such blocker. However, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

5

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON

Kimberly Page
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,190,421 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,190,421 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,190,421 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%*
14	TYPE OF REPORTING PERSON

IN

* The Series A and Common Stock Warrants held by certain of the Reporting Persons (collectively, the “Warrants”) are subject to a 4.99% blocker and the percentage set forth in row (13) gives effect to such blocker. However, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

6

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON

Stephen Friscia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON

Charles S. Ryan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON

Johnathan L. Schechter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON

Joshua N. Silverman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON

Jude C. Ozonwanne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA, Nigeria
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP No. 717512X203

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This statement relates to the Common Stock, par value $0.0001 per share (the “Shares”), of PharmaCyte Biotech, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3960 Howard Hughes Parkway, Suite 500, Las Vegas, Nevada 89169.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Iroquois Master Fund Ltd., a Cayman Islands exempted limited company (“Iroquois Master Fund”);
(ii)	Iroquois Capital Management, LLC, a Delaware limited liability company (“Iroquois Capital”), which serves as the investment advisor to Iroquois Master Fund;
(iii)	Iroquois Capital Investment Group LLC, a Delaware limited liability company (“ICIG”);
(iv)	Richard Abbe, as the President of Iroquois Capital and as a managing member of ICIG and as a nominee for the Board of Directors of the Issuer (the “Board”);
(v)	Kimberly Page, as a Director of Iroquois Master Fund and as a nominee for the Board;
(vi)	Stephen Friscia, as a nominee for the Board;
(vii)	Charles S. Ryan, as a nominee for the Board;
(viii)	Jonathan L. Schechter, as a nominee for the Board;
(ix)	Joshua N. Silverman, as a nominee for the Board; and
(x)	Jude C. Uzonwanne, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

12

CUSIP No. 717512X203

(b)       The address of the principal office of each of Iroquois Master Fund, Iroquois Capital, ICIG, Mr. Abbe and Mrs. Page is 2 Overhill Road, Suite 400, Scarsdale, New York 10583. The principal business address of Mr. Friscia is 10 Kipps Court, Somers, New York 10589. The principal business address of Mr. Ryan is c/o Travecta Therapeutics, Inc., 79 Science Park Drive, Cintech IV, #06-01/08, Singapore 118264. The principal business address of Mr. Schechter is 1 Wolfs Lane, Suite 316, Pelham, New York 10803. The principal business address of Mr. Silverman is c/o Parkfield Funding LLC, 1185 Avenue of the Americas, Third Floor, New York, New York 10036. The principal business address of Mr. Uzonwanne is c/o MyMD Pharmaceuticals, Inc., 855 N Wolfe Street, Suite 701, Baltimore, Maryland 21205. The officers and directors of Iroquois Master Fund and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2.

(c)       The principal business of each of Iroquois Master Fund and ICIG is serving as a private investment fund. The principal business of Iroquois Capital is serving as an investment adviser that provides investment advisory services to Iroquois Master Fund. The principal occupation of Mr. Abbe is serving as the President of Iroquois Capital and managing member of ICIG. The principal occupation of Mrs. Page is serving as Chief Operating Officer and Compliance Officer of Iroquois Capital and as Director of Iroquois Master Fund. The principal occupation of Mr. Friscia is serving as the manager and co-founder of Kipps Capital. The principal occupation of Mr. Ryan is serving as President, Chief Executive Officer and Chairman of the Board of Directors of Travecta Therapeutics, Inc. The principal occupation of Mr. Schechter is serving as Partner of The Special Equities Group, a division of Dawson James Securities, Inc. The principal occupation of Mr. Silverman is serving as the managing member of Parkfield Funding LLC. The principal occupation of Mr. Uzonwanne is serving as a member of the board of directors of each of MyMD Pharmaceuticals, Inc. and Bonita Foods Nigeria Limited.

(d)       No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Abbe, Friscia, Ryan, Schechter, Silverman and Uzonwanne and Mrs. Page are citizens of the United States of America. Mr. Uzonwanne is also a citizen of Nigeria. The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares and Warrants purchased by Iroquois Master Fund and ICIG were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as in Schedule B, which is incorporated by reference. The aggregate purchase price of the 1,190,421 Shares and Warrants to acquire 196,000 Shares beneficially owned by Iroquois Master Fund and Iroquois Capital was approximately $3,677,562, including brokerage commissions.

The aggregate purchase price of the 68,370 Shares and Warrants to acquire 84,000 Shares beneficially owned by ICIG was approximately $207,068, including brokerage commissions.

13

CUSIP No. 717512X203

Pursuant to the terms of the Warrants, the Reporting Persons cannot exercise (i) any of the Warrants if the Reporting Persons would beneficially own, after any such exercise, more than 4.99% of the outstanding Shares (the “Blocker”), and the percentage set forth in Row 13 of the cover page for each Reporting Person gives effect to the applicable Blocker. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise any of the Warrants due to the applicable Blocker.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 23, 2022, Iroquois Master Fund (together with its affiliates, “Iroquois”) delivered a letter to the Issuer (the “Nomination Notice”) nominating a slate of seven highly qualified director candidates:  Richard Abbe, Stephen Friscia, Kimberly Page, Charles S. Ryan, Jonathan L. Schechter, Joshua N. Silverman and Jude C. Uzonwanne (collectively, the “Nominees”), for election to the Board at the Issuer’s 2022 annual meeting of stockholders (the “2022 Annual Meeting”). As described in more detail in their detailed biographies below, the Nominees have backgrounds spanning drug development, intellectual property, capital markets, investment banking, strategic transformation and public company governance. Iroquois carefully selected this highly qualified slate of Nominees, including two direct Iroquois representatives, who collectively have decades of experience in the pharmaceutical, biotechnology and broader healthcare industries, including experience as CEOs, senior executives, chairmen and directors of well-performing biotechnology and pharmaceutical companies. The election of the Nominees to the Board would result in a change to the composition of the Board and could constitute a change in control under certain of the Issuer’s material agreements.

Also on June 23, 2022, the Reporting Persons issued a press release and public letter to stockholders of the Issuer (the “Press Release”) announcing that Iroquois Master Fund had nominated the Nominees for election to the Board at the 2022 Annual Meeting. In the Press Release, the Reporting Persons detailed their views for why the Board needed to be materially reconstituted by a majority of directors truly committed to representing the best interests of all of the Issuer’s stockholders, including that the Board has attempted to downplay serious concerns that the Reporting Persons believe are widely shared by the Issuer’s stockholders and has deflected accountability for (i) shifting timelines and missed milestones related to the commencement of the Issuer’s Phase 2b clinical trial, (ii) chronic stock price underperformance, (iii) dismal corporate governance and investor communication practices and (iv) its lack of alignment with the Issuer’s stockholders, evidenced in part by the incumbent directors’ failure to ever purchase a single Share in the open market. In the Press Release, Iroquois cautioned stockholders of the Issuer to be mindful of the root causes of such concerns and not to be fooled by the Issuer’s fortuitous capital raise in August 2021 and its more recent half-baked attempts to implement a handful of measures, which were recommended by Iroquois over the course of its private engagement with the Issuer, only after Iroquois made its concerns and such recommendations public in a reactionary and defensive attempt to maintain the status quo consisting of a Board led by Kenneth L. Waggoner, the Issuer’s President, Chief Executive Officer and Chairman of the Board and his hand-picked appointees. The full text of the Press Release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

14

CUSIP No. 717512X203

The Nominees are:

Richard Abbe is the Co-founder, Principal and Managing Partner of Iroquois Capital Management, LLC, an investment advisory firm to certain privately pooled and highly active investment funds, since 2003. Mr. Abbe has also served as Co-Chief Investment Officer of such funds since their inception in 2003. From 2000 to 2003, Mr. Abbe co-founded and served as Co-Chief Investment Officer of Vertical Ventures, LLC, a merchant bank. Prior to 2000, he was employed by Lehman Brothers Holdings Inc. where he rose through the ranks in its Equity Middle Market Institutional Sales department. From 1998 to 1999, Mr. Abbe served as a Senior Managing Director at Gruntal & Co., L.L.C., a boutique investment bank where he was responsible for its Institutional Sales and Trading desk and served on the firm’s Board of Directors. From 1994 to 1998, he served as a Founding Partner at Hampshire Securities Corporation, a boutique investment bank which was sold to Gruntal & Co., L.L.C. in 1998. Mr. Abbe’s professional experience includes his service served on the Boards of Directors of XpresSpa Group, Inc. (NASDAQ: XSPA) (formerly Vringo Inc.), a health and wellness company, from March 2016 to December 2018, and National Holdings Corporation (formerly NASDAQ: NHLD), a financial services provider, from July 2014 to September 2016. He served on the Board of Trustees of Hobart and William Smith Colleges, in addition to his roles as Vice Chairman of Endowments and member of the Investment Committee of the Hobart College Endowment. He received his B.A. in Economics from Hobart University.

Kimberly Page is the Chief Operating Officer and Compliance Officer of Iroquois Capital Management, LLC, an investment advisory firm to certain privately pooled and highly active investment funds, which she joined in 2001, and as a Director of Iroquois Master Fund Ltd. In her role, Mrs. Page overseas business operations, hedge fund domestic and international regulatory compliance, preparation of monthly net asset value calculations, coordinating with fund administrator and auditors, filings with securities regulators and monitoring of fund strategies including distressed debt, multi-currency, long/short equities, arbitrage, private equity, options, and delta hedging. Prior to 2001, Mrs. Page was employed by Instinet.com (“Instinet”), a leading electronic trading exchange platform launching a competitor to E-Trade prior to Instinet’s initial public offering in 2001, reporting to the Head of Business Development. Mrs. Page received her B.S. in Marketing from the University of Massachusetts.

Stephen Friscia is a private investor and serves as the manager and co-founder of Kipps Capital, a family office with interests in publicly traded equity securities, private equity securities and real estate holdings, since January 2016. Prior to the creation of his family office, Mr. Friscia served as an institutional small and mid-cap value equity portfolio manager for over 15 years including as Managing Director and Portfolio Manager of Iridian Asset Management LLC, a value-oriented investment management firm focused on active equity investment strategies, from 2009 to 2016, MacKay Shields LLC, an investment management firm, from 2008 to 2009, Bear Stearns Asset Management Inc., formerly the asset management business of The Bear Stearns Companies, Inc., from 2006 to 2008, and as a Portfolio Manager at John A. Levin & Co., Inc., an investment advisory firm, from 2003 to 2006, and Evergreen Investments LLC, formerly the investment management business of Wachovia Corporation, from 1993 to 2003. Mr. Friscia earned his B.S. in Business Administration from the State University of New York at New Paltz and his M.B.A. in Finance from Pace University.

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Charles S. Ryan, Ph.D. is the President, Chief Executive Officer and Chairman of the Board of Directors of Travecta Therapeutics, Inc., a private biotechnology company developing treatments for serious neurological conditions through a platform designed to deliver drugs across the blood brain barrier, since May 2021. Dr. Ryan served as Chief Executive Officer of Neurotrope, Inc. (formerly NASDAQ: NTRP) (n/k/a Synaptogenix, Inc. (NASDAQ: SNPX)), a clinical-stage biopharmaceutical company with a pipeline of technology to treat various neurodegenerative diseases, from February 2018 to December 2020, and served as a member of its board of directors from December 2017 to December 2020. From October 2016 to February 2018, he served as President and Chief Executive Officer for the Orthobond Corporation, a private company focused on creating proprietary surface modifications for the medical device, biotechnology and pharmaceutical industries to enhance the function of a device or pharmaceutical. From March 2015 to May 2016, Dr. Ryan served as Vice President and General Counsel at Cold Spring Harbor Laboratory, a non-profit institution focused on neuroscience, bioinformatics, cancer, genomics and plant biology. From 2003 to 2014, Dr. Ryan served as Senior Vice President and Chief Intellectual Property Counsel for Forest Laboratories, Inc., a specialty pharmaceutical company whose most significant drugs were Lexapro® and Namenda®. Dr. Ryan began his career in biotechnology with The Collaborative Group, Ltd., a bioscience company providing development, research and manufacturing services to the pharmaceutical and skin care industries, where he was the Vice President, General Counsel, from 1998 to 2002. Dr. Ryan also has experience in private law practice, having held positions with Darby & Darby, P.C. and Scully, Scott, Murphy & Presser. He previously served as a member of the board of directors of Applied DNA Sciences, Inc. (NASDAQ: APDN), a provider of molecular-based supply chain authentication and security solutions, from August 2011 to November 2019, and BioRestorative Therapies, Inc. (NASDAQ: BRTX), a life sciences company, from April 2015 to January 2020. His experience also includes directorships held at ABS Materials, Inc., Lab21, Inc., GlycoMira Therapeutics, Inc., Forest Laboratory Holdings, Ltd., the Board of Trustees for The College of Wooster, New York Biotechnology Association, Stony Brook University Medical Center Development Council (Chair) and Western New England University Board of Trustees. Dr. Ryan earned his B.A. in Chemistry from The College of Wooster, a Ph.D. in Oral Biology and Pathology from Stony Brook University and his J.D. from Western New England University.

Jonathan L. Schechter is as Partner of The Special Equities Group, a division of Dawson James Securities, Inc., a full service investing firm specializing in healthcare, biotechnology, technology, and clean-tech sectors, since April 2021. From May 2019 to March 2021, Mr. Schechter served as Director of Bradley Woods & Co. Ltd., a registered broker-dealer. He served as the Director of Investment Banking at Chardan Capital Markets LLC, a full service investment firm specializing in healthcare and disruptive innovation companies, from February 2008 to May 2018. From 2005 until 2007, Mr. Schechter served as the general counsel for a hedge fund specializing in PIPE transactions and structured products. From 1999 until 2005, Mr. Schechter worked as a corporate associate at Bryan Cave LLP specializing in representing companies, investors and investment banks in general corporate matters including PIPE and merger/acquisition transactions. Mr. Schechter’s professional experience includes his service on the Board of Directors of Neurotrope, Inc. (n/k/a Synaptogenix, Inc. (NASDAQ: SNPX)), a clinical-stage biopharmaceutical company with a pipeline of technology to treat various neurodegenerative diseases, since December 2018, and DropCar, Inc. (n/k/a Ayro, Inc. (NASDAQ: AYRO)), a company that develops automotive based products and services, from March 2017 to January 2018. Mr. Schechter earned his A.B. in Public Policy/Political Science from Duke University and his J.D. from Fordham University School of Law.

Joshua N. Silverman has served as the managing member of Parkfield Funding LLC, an investment management firm specializing in pharmaceutical and biotechnology companies, since 2013.  Mr. Silverman served as a Co-Founder, Principal and Managing Partner of Iroquois Capital Management, LLC, an investment advisory firm to certain privately pooled and highly active investment funds, and as Co-Chief Investment Officer of such funds, from 2003 until July 2016. From 2000 to 2003, Mr. Silverman co-founded served as Co-Chief Investment Officer of Vertical Ventures, LLC, a merchant bank. Prior to that, Mr. Silverman served as a director of Joele Frank, Wilkinson, Brimmer, Katcher LLC, a boutique consulting firm specializing in mergers and acquisitions, and as Assistant Press Secretary to the President of the United States. Mr. Silverman currently serves on the Boards of Directors of Petros Pharmaceuticals, Inc. (NASDAQ: PTPI), a men's health pharmaceutical company, since December 2020, MyMD Pharmaceuticals, Inc. (NASDAQ: MYMD) (formerly Akers Biosciences, Inc.), a clinical stage pharmaceutical company, since September 2018, Ayro, Inc. (NASDAQ: AYRO) (formerly DropCar, Inc. and WPCS International Incorporated), an electric vehicle design and manufacturing company, since August 2016, Synaptogenix, Inc. (NASDAQ: SNPX) (formerly Neurotrope, Inc. (NASDAQ: NTRP)), a clinical-stage biopharmaceutical company with a pipeline of technology to treat various neurodegenerative diseases, since August 2016, and Protagenic Therapeutics, Inc. (NASDAQ: PTIX) (formerly Atrinsic, Inc.), a biotechnology company, since February 2016. He previously served as a director of National Holdings Corporation (formerly NASDAQ: NHLD), a financial services provider, from July 2014 through August 2016, and as a director of Marker Therapeutics, Inc. (NASDAQ: MRKR) (formerly TapImmune Inc.), from August 2016 until October 2018. Mr. Silverman received his B.A. in Political Science from Lehigh University.

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Jude C. Uzonwanne most recently served as Chief Business Officer at 54gene, Inc. (“54gene”), a clinical-stage biopharmaceutical company, from March 2021 to June 2022. Prior to his role at 54gene, Mr. Uzonwanne served as a Principal at ZS Associates, Inc. (“ZS Associates”), a consulting and professional services firm focusing on consulting, software and technology that provides services for clients in the private equity, healthcare, and technology industries, from January 2021 to March 2021. Prior to joining ZS Associates, he served as a Principal at IQVIA Holdings Inc. (“IQVIA”) (NYSE: IQV), a clinical research and health information technology company, from 2018 to 2020, where he served as the head of the firm’s US Financial Investors Consulting practice and as management consulting lead for IQVIA’s service to a top-6 global pharmaceutical company and select emerging biopharmaceutical companies. His professional experience also includes his service as Vice President (Associate Partner) at EY-Parthenon LLP, a global strategy consulting firm, from 2016 to 2018; Principal (Associate Partner) at Bain & Company, Inc., a global strategy consulting firm, from 2015 to 2016; Associate Partner at Dalberg Global Development Advisers, a strategy and policy advisory firm, in 2015; and Deputy Director, Strategy, of the Bill and Melinda Gates Foundation, from 2013 to 2015. He has also served in several senior leadership roles at Overseas Shipholding Group, Inc. (NYSE: OSG), as Assistant Vice President, Corporate Development, from 2007 to 2009, Monitor Group LLP (now Monitor Deloitte LLP), a global strategy consulting firm, from 1998 to 2011 and Nirsal Plc, a wholly owned agricultural credit insurance subsidiary of the Central Bank of Nigeria, as an advisor and founding Chief Executive Officer and Managing Director, from 2011 to 2013. Mr. Uzonwanne has served as a member of the boards of directors of MyMD Pharmaceuticals, Inc. (NASDAQ: MYMD), a clinical stage pharmaceutical company, since April 2021, and Bonita Foods Nigeria Limited, a privately held emerging market specialty food and snacks company, since August 2019. Mr. Uzonwanne earned his B.A. in Economics and Political Science from Swarthmore College.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 20,721,047 Shares, which represents the number of Shares issued and outstanding as of March 15, 2022, as represented in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 15, 2022.

For purposes of calculating the percentages, excluded from the Reporting Persons’ beneficial ownership due to the Blocker are an aggregate of 280,000 Shares consisting of (i) 84,000 Shares issuable upon the exercise of Warrants owned by ICIG and (ii) 196,000 Shares upon the exercise of Warrants owned by Iroquois Master Fund.

A.	Iroquois Master Fund
(a)	As of the close of business on June 22, 2022, Iroquois Master Fund may be deemed the beneficial owner of (i) 1,190,421 Shares and (ii) 196,000 Shares issuable upon exercise of Warrants.

Percentage: Approximately 5.7%

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(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: (i) 1,190,421 Shares and (ii) 196,000 Shares issuable upon exercise of Warrants
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: (i) 1,190,421 Shares and (ii) 196,000 Shares issuable upon exercise of Warrants

(c)	The transactions in the Shares by Iroquois Master Fund during the past sixty days are set forth on Schedule A and are incorporated herein by reference.
B.	Iroquois Capital
(a)	Iroquois Capital, as the investment manager to Iroquois Master Fund, may be deemed the beneficial owner of the (i) 1,190,421 Shares, and (ii) 196,000 Shares issuable upon exercise of Warrants.

Percentage: Approximately 5.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: (i) 1,190,421 Shares and (ii) 196,000 Shares issuable upon exercise of Warrants owned by ICIG
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: (i) 1,190,421 Shares and (ii) 196,000 Shares issuable upon exercise of Warrants owned by ICIG

(c)	Iroquois Capital has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Iroquois Master Fund during the past sixty days are set forth on Schedule A and are incorporated herein by reference.
C.	ICIG
(a)	As of the close of business on June 22, 2022, ICIG may be deemed the beneficial owner of (i) 68,370 Shares, and (ii) 84,000 Shares issuable upon exercise of Warrants.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: (i) 68,370 Shares, and (ii) 84,000 Shares issuable upon exercise of Warrants
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: (i) 68,370 Shares, and (ii) 84,000 Shares issuable upon exercise of Warrants
4. Shared power to dispose or direct the disposition: 0

(c)	ICIG has not entered into any transactions in the Shares during the past sixty days.
D.	Mr. Abbe
(a)	Mr. Abbe, as the managing member of ICIG, may be deemed the beneficial owner of the (i) 68,370 Shares, and (ii) 84,000 Shares issuable upon exercise of Warrants owned by ICIG. Mr. Abbe, as the President of Iroquois Capital, may be deemed the beneficial owner of the (i) 1,190,421 Shares, and (ii) 196,000 Shares issuable upon exercise of Warrants owned by Iroquois Master Fund.

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Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: (i) 68,370 Shares, and (ii) 84,000 Shares issuable upon exercise of Warrants owned by ICIG
2. Shared power to vote or direct vote: (i) 1,190,421 Shares and (ii) 196,000 Shares issuable upon exercise of Warrants owned by Iroquois Master Fund
3. Sole power to dispose or direct the disposition: (i) 68,370 Shares, and (ii) 84,000 Shares issuable upon exercise of Warrants owned by ICIG
4. Shared power to dispose or direct the disposition: (i) 1,190,421 Shares and (ii) 196,000 Shares issuable upon exercise of Warrants owned by Iroquois Master Fund

(c)	Mr. Abbe has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Iroquois Master Fund during the past sixty days are set forth on Schedule A and are incorporated herein by reference.
E.	Mrs. Page
(a)	Mrs. Page, as a Director of Iroquois Master Fund, may be deemed the beneficial owner of the (i) 1,190,421 Shares, and (ii) 196,000 Shares issuable upon exercise of Warrants owned by Iroquois Master Fund.

Percentage: Approximately 5.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: (i) 1,190,421 Shares and (ii) 196,000 Shares issuable upon exercise of Warrants owned by Iroquois Master Fund
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: (i) 1,190,421 Shares and (ii) 196,000 Shares issuable upon exercise of Warrants owned by Iroquois Master Fund

(c)	Mrs. Page has not entered into any transactions in the Shares during the past sixty days. The transaction in the Shares on behalf of Iroquois Master Fund during the past sixty days are set forth on Schedule A and are incorporated herein by reference.
F.	Messrs. Friscia, Ryan, Schechter, Silverman and Uzonwanne
(a)	As of the close of business on June 22, 2022, none of Messrs. Friscia, Ryan, Schechter, Silverman and Uzonwanne owned any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	None of Messrs. Friscia, Ryan, Schechter, Silverman and Uzonwanne has entered into any transactions in the Shares during the past sixty days.

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Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his, her or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On June 23, 2022, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the 2022 Annual Meeting (the “Solicitation”), (c) the Nominees (other than Mr. Abbe and Mrs. Page) agreed not to undertake or effect any purchase, sale, acquisition or disposal of any securities of the Issuer without the prior written consent of Iroquois and (d) Iroquois agreed to bear all pre-approved expenses incurred in connection with Solicitation. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Each of Messrs. Friscia, Ryan, Schechter, Silverman and Uzonwanne has granted Mr. Abbe and Mrs. Page powers of attorney (the “POAs”) to execute certain SEC filings and other documents in connection with the Solicitation. The POAs are attached hereto as Exhibit 99.3 and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Press Release, dated June 23, 2022.
99.2	Joint Filing and Solicitation Agreement by and among Iroquois Master Fund Ltd., Iroquois Capital Management, LLC, Iroquois Capital Investment Group LLC, Richard Abbe, Kimberly Page, Stephen Friscia, Charles S. Ryan, Jonathan L. Schechter, Joshua N. Silverman and Jude C. Uzonwanne, dated June 23, 2022.
99.3	Powers of Attorney.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2022

IROQUOIS MASTER FUND LTD.

By:	Iroquois Capital Management, LLC,
its investment manager

By:	/s/ Richard Abbe
	Name:	Richard Abbe
	Title:	President

IROQUOIS CAPITAL MANAGEMENT, LLC

By:	/s/ Richard Abbe
	Name:	Richard Abbe
	Title:	President

IROQUOIS CAPITAL INVESTMENT GROUP LLC

By:	/s/ Richard Abbe
	Name:	Richard Abbe
	Title:	Managing Member

/s/ Richard Abbe
RICHARD ABBE Individually and as attorney-in-fact for Stephen Friscia, Charles S. Ryan, Jonathan L. Schechter, Joshua N. Silverman and Jude C. Uzonwanne

/s/ Kimberly Page
KIMBERLY PAGE

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SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

IROQUOIS MASTER FUND LTD.

Purchase of Common Stock	8,300	2.2013	04/27/2022
Purchase of Common Stock	2,000	2.2420	04/28/2022
Purchase of Common Stock	7,100	2.3110	04/29/2022
Purchase of Common Stock	9,000	2.2937	05/03/2022
Purchase of Common Stock	11,500	2.3115	05/04/2022
Purchase of Common Stock	2,500	2.2550	05/05/2022
Purchase of Common Stock	4,400	2.2165	05/06/2022
Purchase of Common Stock	5,600	2.1490	05/09/2022
Purchase of Common Stock	31,200	2.1539	05/10/2022
Purchase of Common Stock	29,600	2.1907	05/11/2022
Purchase of Common Stock	500	2.2070	05/13/2022
Purchase of Common Stock	7,600	2.2456	05/16/2022
Purchase of Common Stock	300	2.3070	05/17/2022
Purchase of Common Stock	1,500	2.3420	06/01/2022
Purchase of Common Stock	1,800	2.3070	06/02/2022
Purchase of Common Stock	441	1.9910	06/13/2022
Purchase of Common Stock	18,255	2.1013	06/15/2022
Purchase of Common Stock	3,100	2.0298	06/16/2022
Purchase of Common Stock	23,947	2.0888	06/17/2022
Purchase of Common Stock	5,900	2.0900	06/21/2022